Exhibit 99.5

NEWS RELEASE

Lithium Americas Reports First Quarter 2021 Results

May 6, 2021 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported unaudited financial and operating results for the first quarter ended March 31, 2021 (“Q1 2021”).

HIGHLIGHTS

Caucharí-Olaroz Lithium Project (“Caucharí-Olaroz”):

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Construction activities at Caucharí-Olaroz continue to advance to achieve first production in mid-2022, with strict COVID-19 health and safety protocols. No positive cases of COVID-19 have been reported at site in over seven months.

o	All major equipment and the majority of bulk materials have been delivered to site.
o	Construction of the lime plant has been completed with pre-commissioning work ongoing.
o	Significant progress continues to be made on the KCL plant and site infrastructure.
o	The solar evaporation ponds are well advanced with sufficient brine inventory to support production ramp up beginning in mid-2022.
•

Following a review of the budget and COVID-19 related costs, capital expenditures have been revised to $641 million (on a 100% basis), up 13% from the 2019 estimate of $565 million. The revised budget primarily reflects the impact of COVID-19, including additional camp capacity, mandatory quarantine period at site and enhanced health and safety protocols, as well as additional contingency to complete the current construction schedule.

•	As of March 31, 2021, capital expenditures committed were $521 million, 81% of the updated capital expenditure budget, of which $426 million, 66% of the budget, has been spent.
o	The Company’s 49% share of the remaining capital expenditure is $105 million and is expected to be fully funded from $171 million in undrawn credit.
•

In early April 2021, the Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a company owned by the Government of Jujuy province, completed the exercise of its 2012 participation right to 8.5% of the Argentine entity, Minera Exar S.A. The provincial owned company is entitled to 8.5% of the future dividends from Minera Exar S.A., less deductions to reflect Ganfeng and Lithium Americas’ equity and debt investments. Lithium Americas and Ganfeng Lithium Co. Ltd. (“Ganfeng”) retain their proportionate 49%/51% rights to the production of Caucharí-Olaroz.

Thacker Pass Lithium Project (“Thacker Pass”):

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On January 15, 2021, the US Bureau of Land Management issued the Record of Decision (“ROD”) following completion of the National Environmental Policy Act process. The ROD is the final federal approval required to start construction and operation.

•	All remaining state permits and water right transfers required to commence construction are forecasted to be issued later this year.
•	The process testing facility in Reno, Nevada, continues to operate with enhanced COVID-19 protocols in place and has produced over 20,000 kg of lithium sulphate solution.
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Results of a Feasibility Study targeting an initial 30,000–35,000 tonnes per annum (“tpa”) lithium carbonate equivalent of capacity (“Phase 1”) is expected by year end. In addition, the Company is advancing engineering to consider a 20,000 tpa lithium hydroxide chemical conversion plant to have flexibility to meet potential customer and partner needs.

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The Company continues to expand the engineering and technical team at Thacker Pass. There are now over 30 professionals focused on advancing the project towards the start of construction, expected to begin in early 2022.

•	The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project.

Corporate:

•	As at March 31, 2021, the Company had $514 million in cash and cash equivalents.
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On January 22, 2021, the Company closed an underwritten public offering of shares of its common stock and issued 18.2 million common shares at a price of $22.00 per Common Share for gross proceeds to the Company of $400 million (approximately $377 million net proceeds).

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As at March 31, 2021, the Company had $171 million in undrawn credit, with $109 million drawn from the $205 million senior credit facility and $25 million from its $100 million unsecured, limited recourse, subordinated loan facility.

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million	Quarter ended March 31, 2021	Quarter ended March 31, 2020
except per share information)	$	$
Expenses	(8.8)	(10.3)
Net loss	(9.9)	(14.0)
Loss per share – basic	(0.09)	(0.15)

(in US$ million)	As at March 31, 2021	As at December 31, 2020
	$	$
Cash and cash equivalents	514.2	148.1
Total assets	707.9	326.7
Total long-term liabilities	(140.8)	(127.3)

During the quarter ended March 31, 2021, total assets and cash increased primarily due to the $377.4 million net proceeds raised from the underwritten public offering of common stock, partially offset by expenditures in the period. Total long-term liabilities increased primarily as a result of a $13.4 million drawdown on the Company’s senior credit facility.

Net loss for the quarter ended March 31, 2021 was $9.9 million compared to net loss of $14.0 million for the comparative period. The lower net loss in Q1 2021 is primarily attributable to a foreign exchange gain and timing of Thacker Pass and other expenditures.

Click here to view the Company’s full first quarter results for 2021.

About Lithium Americas:

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, United States.  The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Investor Relations

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: successful development of the Caucharí-Olaroz project and the Thacker Pass project, including timing, progress, construction, milestones, anticipated production and results thereof; expectations and anticipated impact of the COVID-19; capital expenditures and programs; government regulation of mining operations and treatment under governmental and taxation regimes; the timing, amount and type of future production; expected outcome and timing of environmental surveys and permit applications and other environmental matters; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through an entity in Argentina co-owned by the Company, Ganfeng and JEMSE; successful operation of the Caucharí-Olaroz project under the co-ownership structure; results of the Company’s engineering, design and permitting program at the Thacker Pass project, including that the Company meeting deadlines and receiving permits as anticipated; timing, results and completion of a feasibility study and to make a construction decision for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project and for permitting, and for Thacker Pass project feasibility study activities at the Thacker Pass project and the potential for partnership and financing scenarios for the Thacker Pass project.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information.  Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: current technological trends; a cordial business relationship between the Company and Ganfeng for the Caucharí-Olaroz project; ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project, and raise additional capital as needed, and the respective impacts of the projects when production commences; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and resolving any complaints or litigation concerning such environmental permitting processes; realizing on the expected benefits from previous transactions with existing or new partners, or for debt financing; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s ability to produce high purity battery grade lithium products; the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry; currency exchange and interest rates; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; exploration, development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; successful results from the Company’s testing facility and third-party tests related thereto for the Thacker Pass project; capital costs, operating costs, and sustaining capital requirements of the Caucharí-Olaroz project and the Thacker Pass project; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project; the Company’s ability to obtain additional financing, including pursuant to an additional debt funding commitment, on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of COVID-19 on the Company’s business; that pending patent applications are approved; accuracy of development budget and construction estimates; and preparation of a development plan and feasibility study for lithium production at the Thacker Pass project.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s most recent annual management discussion analysis and annual information form, copies of which are available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.